Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

September 17, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Fidelity National Financial, Inc. - Request for Withdrawal on Form RW for Registration Statement on Form S-4 (File No. 333-225287)

Ladies and Gentlemen:
Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Fidelity National Financial, Inc. (the “Registrant”) hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Registrant’s registration statement on Form S-4 (File No. 333-225287), originally filed with the Commission on May 30, 2018, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). Registrant respectfully requests that such withdrawal be effective as of the date hereof or as soon as practicable hereafter.
The Registration Statement was filed with the Commission in connection with that certain Agreement and Plan of Merger (“Merger Agreement”), dated March 18, 2018, among the Registrant, Stewart Information Services Corporation (“Stewart”), A Holdco Corp., a wholly-owned direct subsidiary of the Registrant (“Merger Sub I”) and S Holdco LLC, a wholly-owned direct subsidiary of the Registrant (“Merger Sub II”), pursuant to which Merger Sub I was to merge with and into Stewart (the “Merger”), with Stewart to survive the Merger as a direct, wholly-owned subsidiary of the Registrant, and then Stewart was to merge with and into Merger Sub II, with Merger Sub II to survive as a direct, wholly-owned subsidiary of the Registrant.
The reason for this withdrawal is that the Merger Agreement was terminated on September 9, 2019.  As a result, the proposed merger contemplated by the Merger Agreement will not occur. The Registrant confirms that no securities have been issued or sold under the Registration Statement.
Please provide the Registrant with a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at Fidelity National Financial, Inc., 601 Riverside Ave., Jacksonville, FL 32204, Attention: General Counsel, with a copy to Sachin Kohli of Weil, Gotshal & Manges LLP via facsimile at (212) 310-8007. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use pursuant to Rule 457(p) of the Securities Act.

Your assistance in this matter is greatly appreciated. If you have any questions, please feel free to contact Sachin Kohli (sachin.kohli@weil.com / telephone: 212.310.8294) of Weil, Gotshal & Manges LLP.

Sincerely,

Fidelity National Financial, Inc.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Via E-mail
Sachin Kohli, Esq. (Weil, Gotshal & Manges LLP)